SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Under the Securities Exchange Act of 1934 (Amendment No. )*

                           Encore Medical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29256E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Russell F. Warren, Jr.
                                 Managing Member
                          Ivy Orthopedic Partners, LLC
                                 4 Brighton Road
                                    Suite 250
                                Clifton, NJ 07012

                                    Copy to:

                               Roger Meltzer, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29256E109
--------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS (entities only)

                    IVY ORTHOPEDIC PARTNERS, LLC
                    I.R.S. Employer Identification No. 22-3795690
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (See Instructions)
                    (a)[ ]
                    (b)[ ]
--------------------------------------------------------------------------------
3                   SEC USE ONLY
--------------------------------------------------------------------------------
4                   SOURCE OF FUNDS (See Instructions)

                    WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not Applicable
--------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    Number of              1,042,049 shares of Common Stock (including 980,400
                           shares issuable upon conversion of preferred stock)
                    ------------------------------------------------------------
      Shares        8      SHARED VOTING POWER
Beneficially Owned
                           0
                    ------------------------------------------------------------
     by Each        9      SOLE DISPOSITIVE POWER
    Reporting
   Person With             1,042,049 shares of Common Stock (including 980,400
                           shares issuable upon conversion of preferred stock)
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    1,042,049 shares of Common Stock (including 980,400 shares issuable upon conversion of preferred stock)
--------------------------------------------------------------------------------
12                  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (See Instructions)
                    [   ]
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (See Instructions)
                    CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Encore Medical Corporation, a Delaware Corporation ("Encore"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of Encore is 9800 Metric Blvd., Austin, TX 78758.

Item 2.  Identity and Background.

     This statement is being filed by Ivy Orthopedic Partners, LLC, a Delaware limited liability company ("Ivy"), formed for the purpose of making investments in orthopedic related companies.

     The principal place of business and the principal office of Ivy is located at 4 Brighton Road, Suite 250, Clifton, NJ 07012. During the last five years, Ivy has not and to the best of Ivy's knowledge, neither of its officers have been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer of Ivy the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. Currently, Ivy does not have any directors.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 12, 2001, Ivy acquired an aggregate of 9,804 shares of Series A Preferred Stock, $.001 per share (the "Series A Preferred Stock"), from Encore pursuant to an Amended and Restated Series A Preferred Stock Purchase Agreement, dated as of May 3, 2001 (the "Purchase Agreement"), among Encore and the purchasers named therein, including Ivy. The Purchase Agreement is attached hereto as Exhibit A. The purchase price for the Series A Preferred Stock was $102.00 per share and the amount paid by Ivy was $1,000,000.

     Also on June 12, 2001, Ivy acquired an aggregate of 61,649 shares of Encore Common Stock from Medica Holding AG, a Swiss corporation ("Medica"), in a privately negotiated transaction in order to settle a lawsuit brought against Encore, Ivy and certain other purchasers party to the Purchase Agreement, relating to the transactions contemplated by the Purchase Agreement. A copy of the Settlement Agreement between Medica and Ivy is attached hereto as Exhibit B. The purchase price for the Common Stock purchased from Medica was $1.875 per share and the amount paid by Ivy was $115,591.88.

     The funds for the acquisitions of the Series A Preferred Stock from Encore and the Encore Common Stock from Medica were provided by capital contributions from Ivy's members and were not obtained by means of a loan or other borrowing arrangement.

Item 4.  Purpose of Transaction.

     Ivy has acquired securities of Encore for investment purposes.

     The Certificate of Designations, Preferences and Limitations of Series A Preferred Stock (the "Certificate of Designation"), which is attached hereto as Exhibit C, sets forth the rights and preferences of the Series A Preferred Stock, which are summarized as follows:

          o Each share of Series A Preferred Stock is entitled to one vote for each share of Encore Common Stock into which such share of Series A Preferred Stock is then convertible. Except as provided by law or as otherwise provided below, holders of the Series A Preferred Stock are not entitled to vote as a class on any matter.

          o As long as 25% of the authorized shares of Series A Preferred Stock is outstanding, the holders of the Series A Preferred Stock are entitled to elect members of Encore's Board of Directors. If the Board consists of 10 or fewer members, the holders of the Series A Preferred Stock are entitled to elect two directors. If the Board consists of more than 10 members, the holders of the Series A Preferred Stock are entitled to elect 20% of the number of members of the Board. Any vacancy of a directorship elected by the holders of the Series A Preferred Stock will be filled by the majority vote of the remaining directors elected by the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock are not entitled to vote on the election of directors other than the designated Series A Preferred Stock board members.

          o As long as 25% of the authorized shares of Series A Preferred Stock are outstanding, Encore may not, without the approval of the holders of at least 51% of the then outstanding shares of Series A Preferred Stock, take any of the following actions:

     1. Cause any amendment of Encore's Certificate of Incorporation or Bylaws if such amendment would alter the rights or privileges of the Series A Preferred Stock;

     2.   increase the number of authorized shares of Series A Preferred Stock;

     3. create any new class of its capital stock or reclassify any class of its capital stock having rights and privileges on a parity with, or more beneficial than, the Series A Preferred Stock;

     4. except in certain circumstances, effect any merger, consolidation or other business combination where the Company is the acquiror prior to June 12, 2003;

     5. unless the holders of the Series A Preferred Stock are to receive at least $306.00 per share as a result of such transaction, effect any sale of Encore or other conveyance of all or substantially all of Encore's assets; or

     6.   except upon satisfaction of certain criteria, incur any indebtedness.

          o Shares of the Series A Preferred Stock bear non-cumulative dividends at a rate of 8% per annum, which will be payable semi-annually, if and only if, declared by the Company.

          o Encore may not declare any dividends on its Common Stock unless a dividend is also concurrently declared and paid on the Series A Preferred Stock. No dividend paid on the Common Stock may exceed the dividend rate paid on the Series A Preferred Stock.

          o Each share of Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $1.02 per share, subject to certain adjustments if Encore issues additional shares of Common Stock for an amount less than the then current conversion price or upon Encore's approval of a stock dividend, combination or subdivision of its Common Stock, or the reclassification or reorganization of Encore's Common Stock.

          o If at any time less than 25% of the authorized shares of Series A Preferred Stock are outstanding, Encore has the right to convert all of the outstanding shares of Series A Preferred Stock into Common Stock at the then current conversion price.

          o If, after May 3, 2002, Encore's average closing price per share for its Common Stock, as reported by Nasdaq, exceeds three times the then current conversion price for at least 20 consecutive trading days, the Series A Preferred Stock will automatically convert into shares of Common Stock at the then current conversion price.

          o Upon the dissolution, liquidation or winding up of Encore, whether voluntary or involuntary, the holder of each outstanding share of Series A Preferred Stock will be entitled to receive out of Encore's assets, $102.00 plus an amount equal to an 8% annual compounded return on such amount from June 12, 2001 less any dividends previously paid; provided, however, that the holders will not be entitled to such amount if, in connection with such dissolution, liquidation or winding up, the holders receive at least $306 per outstanding share of the Series A Preferred Stock. After payment of any preferential amount, the holders of the Series A Preferred Stock have the right to share ratably in the distribution of Encore's remaining assets based on the number of shares of Common Stock which they have the right to acquire based on the then current conversion price. Any consolidation or merger of Encore with or into any other corporation or the sale, transfer or other disposition of all or substantially all of Encore's assets will be deemed a dissolution, liquidation or winding up unless the stockholders of Encore immediately before such transaction own, immediately after the transaction, at least 50% of the voting power of the surviving or purchasing entity.

          o Any right or preference of the Series A Preferred Stock may be waived in writing by the holders of at least 51% of the outstanding shares of Series A Preferred Stock.

     Pursuant to the Investors' Rights Agreement, which is attached hereto as Exhibit D, Encore has granted the holders of the Series A Preferred Stock the right to require Encore to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. In addition, this agreement grants the holders of the Series A Preferred Stock a right of first refusal with respect to each holder's pro rata percentage of any new securities that Encore may propose to issue.

At the time of closing of the Purchase Agreement, each purchase of Series A Preferred Stock, including the Reporting Persons, and each officer and director of Encore entered into a Lock-Up Agreement, a form of which is attached hereto as Exhibit E. Pursuant to the Lock-Up Agreements, each Reporting Person agreed with the Company not to sell, pledge or otherwise transfer any Common Stock or Series A Preferred Stock without the prior written consent of the Company until June 12, 2002.

Item 5.  Interest in Securities of Issuer.

     The percentage set forth below is based on a total of 8,866,300 shares of Common Stock outstanding as of April 30, 2001 and the additional 980,400 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Ivy.

     Ivy beneficially owns an aggregate of 1,042,049 shares of Encore Common Stock (including 980,400 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 5.6% of the Common Stock outstanding.

     Ivy has the sole power to vote and sole authority to dispose or direct the disposition of the Preferred Shares and Common Shares reported by this Schedule 13D.

     Except as reported above, Ivy has not engaged in any transactions in the Issuer Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 of this Schedule 13D, Ivy does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Encore, including but not limited to transfer or voting of any of the securities of Encore, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Encore.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit A - Amended and Restated Series A Preferred Stock Purchase Agreement, dated as of May 3, 2001, among Encore Medical Corporation, Ivy Orthopedic Partners, LLC and the other investors named therein.

         Exhibit B -  Settlement Agreement dated as of June 12, 2001 between
                      Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Ivy Orthopedic Partners, LLC and Medica Holdings AG.

         Exhibit C -  Certificate of Designations, Preferences and Limitations
                      of Series A Preferred Stock of Encore Medical Corporation

         Exhibit D -  Investors' Rights Agreement dated as of June
                      12, 2001 by and among Encore Medical Corporation and the Investors identified therein.

         Exhibit E -  Form of Lock-up Agreement

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2001


                                   By:    /s/ Anthony DiTommaso
                                          --------------------------------------
                                          Name:   Anthony DiTommaso
                                                  Managing Member

                                   Schedule I

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director and executive officer of Ivy Orthopedic Partners, LLC are set forth in the following table:

1.       (a) Russell F. Warren, Jr.
         (b) Ivy Orthopedic Partners, LLC, 4 Brighton Road, Suite 250, Clifton, NJ 07012
         (c) Ivy Equities, LLC, 4 Brighton Road, Suite 250, Clifton, NJ
             07012, Chief Executive Officer
         (d) U.S.A.

2.       (a) Anthony DiTommaso
         (b) Ivy Orthopedic Partners, LLC, 4 Brighton Road, Suite 250, Clifton, NJ 07012
         (c) Ivy Equities, LLC, 4 Brighton Road, Suite 250, Clifton, NJ
             07012, President
         (d) U.S.A.